AMICUS THERAPEUTICS, INC.
6 Cedar Brook Drive
Cranbury, New Jersey 08512

May 25, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Suzanne Hayes

     Re: Amicus Therapeutics, Inc,
             Registration Statement on Form S-1, as amended
             File No. 333-141700

             Registration Statement on Form 8-A
             File No. 001-33497

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12(b)-6 of the Securities Exchange Act of 1934, as amended, Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, and Registration Statement on Form 8-A be accelerated to 3:00 p.m. Eastern Daylight Time, on Wednesday, May 30, 2007, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.

        Morgan Stanley & Co. Incorporated and Merrill Lynch & Co. are the principal underwriters in connection with the Company’s above-referenced Registration Statement on Form S-1. We enclose with this request a letter from the underwriters joining in the Company’s request for acceleration of the Registration Statement.

       The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Should you have any questions regarding this request, please do not hesitate to contact Julio E. Vega (617-951-8901) or Meerie M. Joung (617-951-8840) of Bingham McCutchen LLP.

Sincerely,

AMICUS THERAPEUTICS, INC.

/s/ Douglas A. Branch
Douglas A. Branch, Esq. Vice President & General Counsel

cc:   Julio E. Vega, Esq., Bingham McCutchen LLP
       Meerie M. Joung, Esq., Bingham McCutchen LLP
       Patrick O'Brien, Esq., Ropes & Gray LLP

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, NY 10080
                                                                                                                             May 25, 2007
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Suzanne Hayes

Re:	Amicus Therapeutics, Inc,
Registration Statement on Form S-1, as amended
File No. 333-141700

Registration Statement on Form 8-A
File No. 001-33497
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), on behalf of Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Lazard Capital Markets LLC and Pacific Growth Equities, LLC, we hereby join Amicus Therapeutics, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, and Registration Statement on Form 8-A be accelerated to 3:00 p.m. Eastern Daylight Time, on Wednesday, May 30, 2007, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.
     Pursuant to Rule 460 under the Act, please be advised that between May 17, 2007 and May 25, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated May 17, 2007:
     19,344 copies to prospective underwriters, institutional investors, dealers and others.
     This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     The Commission is further advised that the amount of compensation to be allowed or paid to the underwriters, to be disclosed in the Prospectus filed pursuant to Rule 424(b) under the Act, will not exceed an amount that has been cleared with the National Association of Securities Dealers, Inc.

Securities and Exchange Commission

Very truly yours,
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Acting severally on behalf of themselves
and the several Underwriters
By: Morgan Stanley & Co. Incorporated
By:  /s/ John D. Tyree
____________________________________
Name:  John D. Tyree
Title:  Executive Director
By:  Merrill Lynch, Pierce, Fenner &
Smith Incorporated
By:  /s/ Adam Chazan
____________________________________
Name:  /s/ Adam Chazan
Title:  Vice President